                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              SKECHERS U.S.A., INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   830566 10 5
                                 (CUSIP Number)

                                December 31, 2004
              Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 830566 10 5                   13G                   PAGE 2 OF 10 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Robert Greenberg

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]

     Inapplicable

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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       12,602,716(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   12,602,716(1)
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,602,716 shares of Class B Common Stock are convertible at any time upon on request of the reporting person on a share for share basis into Class A Common Stock

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     36.1%(2)

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Represents 566,700 shares of Class B Common Stock held by Robert and M. Susan Greenberg, and 12,036,016 shares of Class B Common Stock held by the Greenberg Family Trust that may be deemed to be beneficially owned by Mr. and Mrs. Greenberg as a result of their positions as co-trustees of the Greenberg Family Trust.

(2) Based on 22,294,845 shares of Class A Common Stock outstanding as of February 3, 2005 and 12,602,716 shares of Class B Common Stock beneficially owned by Robert Greenberg that may be converted at any time into shares of Class A Common Stock. Mr. Greenberg beneficially owns 74.1% of the Class B Common Stock, which is based on 17,011,189 shares of Class B Common Stock outstanding as of February 3, 2005. Mr. Greenberg beneficially owns 32.1% of the aggregate amount of Class A and Class B Common Stock outstanding as of February 3, 2005. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of February 3, 2005, Mr. Greenberg holds 65.5% of the combined voting power of the Issuer's capital stock.

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CUSIP NO. 830566 10 5                   13G                   PAGE 3 OF 10 PAGES
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     M. Susan Greenberg

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]

     Inapplicable

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       12,602,716(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   12,602,716(1)
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,602,716 shares of Class B Common Stock are convertible at any time upon on request of the reporting person on a share for share basis into Class A Common Stock

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     36.1%(2)

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Represents 566,700 shares of Class B Common Stock held by Robert and M. Susan Greenberg, and 12,036,016 shares of Class B Common Stock held by the Greenberg Family Trust that may be deemed to be beneficially owned by Mr. and Mrs. Greenberg as a result of their positions as co-trustees of the Greenberg Family Trust.

(2) Based on 22,294,845 shares of Class A Common Stock outstanding as of February 3, 2005 and 12,602,716 shares of Class B Common Stock beneficially owned by M. Susan Greenberg that may be converted at any time into shares of Class A Common Stock. Mrs. Greenberg beneficially owns 74.1% of the Class B Common Stock, which is based on 17,011,189 shares of Class B Common Stock outstanding as of February 3, 2005. Mrs. Greenberg beneficially owns 32.1% of the aggregate amount of Class A and Class B Common Stock outstanding as of February 3, 2005. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of February 3, 2005, Mrs. Greenberg holds 65.5% of the combined voting power of the Issuer's capital stock.

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CUSIP NO. 830566 10 5                   13G                   PAGE 4 OF 10 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     The  Greenberg Family Trust

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [ ]

     Inapplicable

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

--------------------------------------------------------------------------------
               5   SOLE VOTING POWER

                   12,036,016
               -----------------------------------------------------------------
  NUMBER OF    6   SHARED VOTING POWER
   SHARES
BENEFICIALLY       0
  OWNED BY     -----------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          12,036,016
    WITH       -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,036,016 shares of Class B Common Stock are convertible at any time upon on request of the reporting person on a share for share basis into Class A Common Stock

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]

     Inapplicable

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     35.1%(1)

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Based on 22,294,845 shares of Class A Common Stock outstanding as of February 3, 2005 and 12,036,016 shares of Class B Common Stock beneficially owned by the Greenberg Family Trust that may be converted at any time into shares of Class A Common Stock. The Greenberg Family Trust beneficially owns 70.8% of the Class B Common Stock which is based on 17,011,189 shares of Class B Common Stock outstanding as of February 3, 2005. The Greenberg Family Trust beneficially owns 30.6% of the aggregate amount of Class A and Class B Common Stock outstanding as of February 3, 2005. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of February 3, 2005, the Greenberg Family Trust holds 62.6% of the combined voting power of the Company's capital stock.

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CUSIP NO. 830566 10 5                   13G                   PAGE 5 OF 10 PAGES
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ITEM 1.

    (A)  NAME OF ISSUER

         Skechers U.S.A., Inc.

    (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         228 Manhattan Beach Blvd.
         Manhattan Beach, CA 90266

ITEM 2.

    (A)  NAMES OF PERSON FILING

         Robert Greenberg
         M. Susan Greenberg
         The Greenberg Family Trust

    (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

         c/o Skechers U.S.A., Inc.
         228 Manhattan Beach Blvd.
         Manhattan Beach, California 90266.

    (C)  CITIZENSHIP

         Robert Greenberg             United States
         M. Susan Greenberg           United States
         The Greenberg Family Trust   California

    (D)  TITLE OF CLASS OF SECURITIES

         Class A Common Stock, $.001 par value. Shares of Class A Common Stock are represented by shares of Class B Common Stock, which are not registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), but are immediately convertible into an equal number of shares of Class A Common Stock, $.001 par value, of Skechers U.S.A., Inc. The Class A Common Stock is registered under Section 12 of the Act.

    (E)  CUSIP NUMBER

         830566 10 5

ITEM 3.

    (a)  [ ] Broker or Dealer registered under Section 15 of the Act

    (b)  [ ] Bank as defined in section 3(a)(6) of the Act

    (c)  [ ] Insurance Company as defined in section 3(a)(19) of the act

    (d) [ ] Investment Company registered under section 8 of the Investment Company Act

    (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-l(b)(l)(ii)(F)

    (g)  [ ] Parent Holding Company, in accordance with Section
         240.13d-l(b)(ii)(G) (Note: See Item 7)

    (h)  [ ] Group, in accordance with Section 240.13d-l(b)(l)(ii)(J)

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CUSIP NO. 830566 10 5                   13G                   PAGE 6 OF 10 PAGES
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ITEM 4. OWNERSHIP

    (A)  AMOUNT BENEFICIALLY OWNED

         Robert Greenberg             12,602,716(1)
         M. Susan Greenberg           12,602,716(1)
         The Greenberg Family Trust   12,036,016

    (B)  PERCENT OF CLASS

         Robert Greenberg             36.1%(2)
         M. Susan Greenberg           36.1%(2)
         The Greenberg Family Trust   35.1%(3)

    (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

               Robert Greenberg                      0
               M. Susan Greenberg                    0
               The Greenberg Family Trust   12,036,016

         (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

               Robert Greenberg             12,602,716(1)
               M. Susan Greenberg           12,602,716(1)
               The Greenberg Family Trust              0

         (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               Robert Greenberg                      0
               M. Susan Greenberg                    0
               The Greenberg Family Trust   12,036,016

         (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               Robert Greenberg             12,602,716(1)
               M. Susan Greenberg           12,602,716(1)
               The Greenberg Family Trust              0

----------

(1) Includes 566,700 shares of Class B Common Stock held by Mr. and Mrs. Greenberg, and 12,036,016 shares of Class B Common Stock held by the Greenberg Family Trust that may be deemed to be beneficially owned by Mr. and Mrs. Greenberg as a result of their positions as co-trustees of the Greenberg Family Trust.

(2) The shares of Class A Common Stock beneficially owned by each of Mr. and Mrs. Greenberg represent approximately 36.1% of such class, if the shares of Class B Common Stock beneficially owned by each of Mr. and Mrs. Greenberg were converted into shares of Class A Common Stock. Each of Mr. and Mrs. Greenberg beneficially owns 32.1% of the total outstanding amount of Class A and Class B Common Stock and 65.5% of the combined voting power of the Company's capital stock.

(3) The shares of Class A Common Stock beneficially owned by the Greenberg Family Trust represent approximately 35.1% of such class, if the shares of Class B Common Stock beneficially owned by the Greenberg Family Trust were converted into shares of Class A Common Stock. The Greenberg Family Trust beneficially owns 30.6% of the total outstanding amount of Class A and Class B Common Stock and 62.6% of the combined voting power of the Company's capital stock.

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CUSIP NO. 830566 10 5                   13G                   PAGE 7 OF 10 PAGES
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ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of security, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

   Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

   Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   Inapplicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

   Inapplicable.

ITEM 10. CERTIFICATION

   Inapplicable.

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CUSIP NO. 830566 10 5                   13G                   PAGE 8 OF 10 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005


                                        Signature: /s/ Robert Greenberg
                                                   -----------------------------
                                        Name: Robert Greenberg


                                        Signature: /s/ M. Susan Greenberg
                                                   -----------------------------
                                        Name: M. Susan Greenberg


                                        THE GREENBERG FAMILY TRUST


                                        Signature: /s/ Robert Greenberg
                                                   -----------------------------
                                        Name: Robert Greenberg, as Co-Trustee


                                        Signature: /s/ M. Susan Greenberg
                                                   -----------------------------
                                        Name: M. Susan Greenberg, as Co-Trustee

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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CUSIP NO. 830566 10 5                   13G                   PAGE 9 OF 10 PAGES
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                                  EXHIBIT INDEX

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
    99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii) concerning Joint
              Schedule 13G Filing

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CUSIP NO. 830566 10 5                   13G                  PAGE 10 OF 10 PAGES
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                                                                    EXHIBIT 99.1

                   AGREEMENT PURSUANT TO RULE 13D-1(K)(1)(III)
                      CONCERNING JOINT SCHEDULE 13G FILING

     The undersigned each agree, in connection with their beneficial ownership of capital stock of Skechers U.S.A., Inc. (i) that a Schedule 13G shall be filed jointly by them pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together with any amendments to the
Schedule 13G that from time to time may be required; and (ii) that the Schedule 13G and any such amendments are filed on behalf of each of them. The undersigned acknowledge their respective responsibilities as set forth in Rule 13d-1(k)(1) promulgated under the Exchange Act.

     This Agreement may be executed in counterparts.

Date: February 10, 2005


                                        Signature: /s/ Robert Greenberg
                                                   -----------------------------
                                        Name: Robert Greenberg


                                        Signature: /s/ M. Susan Greenberg
                                                   -----------------------------
                                        Name: M. Susan Greenberg


                                        THE GREENBERG FAMILY TRUST


                                        Signature: /s/ Robert Greenberg
                                                   -----------------------------
                                        Name: Robert Greenberg, as Co-Trustee


                                        Signature: /s/ M. Susan Greenberg
                                                   -----------------------------
                                        Name: M. Susan Greenberg, as Co-Trustee